October 26, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:    H. Roger Schwall, Assistant Director

Re:  Nomad Foods Limited

Draft Registration Statement on Form F-1

Submitted September 8, 2015

CIK No. 1651717

Dear Mr. Schwall:

On behalf of Nomad Foods Limited (the “Company”), set forth below are the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated October 2, 2015 with respect to the Company’s draft registration statement on Form F-1 submitted to the Commission on a confidential basis on September 8, 2015 (the “Initial Registration Statement”). In conjunction with this letter, the Company is submitting a confidential amendment No. 1 to the Initial Registration Statement (as amended, the “Registration Statement”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been bolded and italicized. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Registration Statement, and page references in the responses refer to the Registration Statement.

General

1.      We note, as of June 1, 2015, you intend to settle the Annual Dividend Amount related to the Founder Preferred Shares in ordinary shares, and the amount as of June 30, 2015 is 531.5 million Euro (an amount that is classified within equity as of June 30, with equity not yet issued). Please provide pro forma shares outstanding as of June 30, 2015 and August 31, 2015 (i.e., on page 5), and pro forma weighted average number of ordinary shares outstanding, assuming you issued ordinary shares to settle the 531.5 million Euro. Please provide the pro forma share information as part of (i) your pro forma financial information, (ii) Nomad’s financial statements as

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL?

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

WARSAW~

WASHINGTON, D.C.

WESTCHESTER COUNTY

WEST PALM BEACH

*OPERATES AS GREENBERG

  TRAURIG MAHER LLP

+OPERATES AS GREENBERG

  TRAURIG, S.C.

* * STRATEGIC ALLIANCE

  OPERATES AS GREENBERG

  TRAURIG LLP FOREIGN

  LEGAL CONSULTANT OFFICE

^A BRANCH OF GREENBERG

   TRAURIG, P.A., FLORIDA, USA

~OPERATES AS GREENBERG

  TRAURIG GRZESIAK SP.K.

GREENBERG TRAURIG, P.A. ¡ ATTORNEYS AT LAW ¡ WWW.GTLAW.COM 401 East Las Olas Boulevard, Suite 2000 ¡ Ft. Lauderdale, Florida 33301 ¡ Tel 954.765.0500 ¡ Fax 954.765.1477

United States Securities and Exchange Commission

Division of Corporation Finance

October 26, 2015

of and for the three months ended June 30, 2015, and (iii) any other applicable sections of your filing. Please also disclose how the number of ordinary shares to be issued will be determined and when you will issue the ordinary shares. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has included (i) the pro forma weighted average ordinary shares as of June 30, 2015 in the “Unaudited Pro-Forma Financial Information” on page 68 and in the Notes to Nomad’s interim financial statements for the three months ended June 30, 2015 (“Nomad June Financials”) on page F-38 and (ii) the pro forma ordinary shares outstanding as of August 31, 2015 in the “Prospectus Summary” on page 6, in each case, assuming that the Founder Preferred Shares Annual Dividend Amount was settled in equity as of those dates. In addition, the “Description of Share Capital – Founder Preferred Shares” (pages 104-105) and the Notes to the Nomad June Financials (page F-38) include disclosure regarding how the number of ordinary shares to be issued in connection with the Founder Preferred Shares Annual Dividend Amount is determined and when the Company would expect to issue such ordinary shares.

Prospectus Cover Page

2.	We note your disclosure that your ordinary shares are currently listed on the London Stock Exchange (LSE), but that you expect to apply to list your ordinary shares on the New York Stock Exchange (NYSE) and thereafter immediately cancel your listing on the LSE. We also note various risk factors under “Risks Related to this Offering and our Ordinary Shares” beginning on page 23 about your listing on the NYSE and becoming a public company in the United States. Please explain if you expect to have your ordinary shares listed on the NYSE before the completion of this offering or contemporaneously with this offering and/or otherwise update us on your application status.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it expects to have its ordinary shares listed on the NYSE contemporaneously with the closing of this offering. The Company has revised its disclosure on the cover of the prospectus and in the “Prospectus Summary” on page 5 to disclose the expected timing of its NYSE listing relative to the offering.

Industry and Market Data, page iv

3.	We note that you obtained the industry, market and competitive position data throughout this prospectus from your own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by AC Nielsen, Euromonitor, and various other third parties. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration. Please also provide us on a supplemental basis with the relevant reports or data supporting your disclosures, highlighted and keyed to show those portions that support each referenced disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the industry and general publications and research surveys and studies cited in the Registration Statement were commissioned by the Company for use in connection with the Registration Statement. Pursuant to the Staff’s request, the Company is providing, on a confidential and supplemental basis, the reports and data that support the Company’s disclosures, highlighted and indexed to show those portions of the reports/data that support each referenced disclosure.

Prospectus Summary, page 1

Our Company, page 1

4.	Please revise to explain or otherwise define what you mean by “spontaneous brand awareness.”

Response:

The Company respectfully acknowledges the Staff’s comment. The term “spontaneous brand awareness” is used by market research firms in measuring which brands are most salient in a consumer’s mind. When market research participants name or identify a product without aids or prompts to help with brand recollection, they are deemed to have “spontaneous brand awareness” with respect to that brand. The Company has revised its disclosure in the “Prospectus Summary” on page 1 to explain what is meant by spontaneous brand awareness.

United States Securities and Exchange Commission

Division of Corporation Finance

October 26, 2015

Nomad Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

5.	We note that Iglo Group has had declining revenues year-over-year from 2012-2014 and through the first half of 2015, and for multiple reporting periods you disclose growth in the discounter channel as a contributing factor to such a decline. In this regard, we note that you have multiple risk factors that address the risk from the recent growth of the discounter channel and of private label products in general that can adversely affect the sale of your branded products. For example, you disclose:

•	In a risk factor entitled “[w]e operate in a highly competitive market …“ on page 10 that over the last few years, the discounter channel has been growing at a faster rate than the traditional retailer channel;

•	In a risk factor entitled “we are exposed to economic and other trends…” on page 11 that geographic markets in which you compete have been affected by negative macroeconomic trends that have affected consumer confidence, which can result in customers purchasing cheaper private label products rather than branded products; and

•	In a risk factor entitled “we rely on sales to limited number of large food retailers …“ on page 12 that consolidation among food retailers in markets in which you operate has resulted in price competition that has led retailers to seek lower prices from suppliers including you, and that these retail customers offer their own private label products that compete directly with your products for shelf space and consumer purchases.

Please explain if you consider the growth of the discounter channel and of private label products to be a known trend or uncertainty that you expect has had or will have a material favorable or unfavorable impact on net revenues. More generally, please revise your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused, as well as the actions that your executives are taking to address these opportunities, challenges and risks. See Part 1, Item 5.D of Form 20-F. See also Section III of SEC Release No. 33-8350 (December 29, 2003), available at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in “Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview” (the “Iglo MD&A”) on pages 45-46 to describe the impact of the growth in the discounter channel and private label products as well as other material opportunities, challenges and risks facing the business and the actions being taken to address those opportunities, challenges and risks.

Iglo Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 46

6.	For your reporting periods, you disclose multiple factors contributing to decreases in revenues but have not consistently provided a discussion and quantification of the contribution of two or more factors to material changes. For example, for the six months ended June 30, 2014 and the five months ended May 31, 2015, you United States Securities and Exchange Commission disclose that the remaining decrease was driven by continued growth of the discounter channel, increased private label offerings from traditional retailers and reduced promotional slots in Italy as a result of longer-than-expected annual negotiations with key customers. Please quantify the extent of contribution of each of these factors to your decrease in revenues, and disclose if such decreases are attributable to changes in price or changes in volume. See Part 1, Item 5.A of Form 20-F. See also Section III. D of SEC Release No. 33-6835 (May 18, 1989), available at http://sec.gov/rules/interp/33-6835.htm.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Iglo MD&A on pages 47, 48 and 50 to provide, where applicable, a discussion and quantification of the factors that contributed to material changes to Iglo’s results of operations.

Division of Corporation Finance

October 26, 2015

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements

3.4 Segment Reporting, page F-27

7.	We note that following the acquisition of Iglo Group your operations will be primarily organized into one operating unit, Frozen, and that prior to the acquisition the primary organization and management of business activities was by brand and these brands were identified as the operating segments. Please tell us the specific changes that occurred upon acquisition that led to you to conclude you had one reportable segment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon completion of the Iglo acquisition, the Company determined that it had one operating segment under IFRS 8 based on the following key factors:

•	On completion of the Iglo acquisition, the Company simultaneously appointed a new Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance, and determined that its CEO is the Chief Operating Decision Maker for the Company’s business (the “CODM”). The CODM’s operational focus is on managing, marketing and innovating frozen food products. The Company’s board of directors (the “Board”) reviews the financial performance of the Company on a quarterly basis at a consolidated level. While the Board has input into the direction of the Company, the day-to-day business decisions are made at the executive level and are based on Company-wide initiatives.

The CODM now operates the Company as one business segment on a global basis and reviews all monthly financial statement results on a consolidated level only, with a thorough review into particular markets if required for trend analysis. The change in how the Iglo business is analyzed and managed was driven by knowledge gained during the due diligence process which, on completion of the acquisition, led the CEO to determine that all of the key functions such as marketing, product innovation and supply chain management would be centralized and organized around the entire business regardless of brand and geography.

•	The Company’s centralized structure going forward will support its new uniform global operating strategy in which the CODM executes strategic planning based on its current and target markets and capital investment, and resource allocation decisions are made at the consolidated Company level. The Company believes that this centralized structure is appropriate as each of the geographical areas in which the Company operates has similar products, production processes, types of customers (i.e., both larger hypermarkets as well as smaller retailers) and methods for distribution (i.e., warehousing and external distributors). This cross-dependency amongst regions is evidenced by the fact that marketing and selling, procurement and innovation will be undertaken centrally along with efficiency reviews in these areas.

•	Following the completion of the Iglo acquisition, the Company reviewed its executive and management structure and, as a result, created the position of Chief Commercial Officer. The Chief Commercial Officer is responsible for the Category Marketing, Research & Development and Group Sales departments, with the goal of focusing on centralization across all these areas. The Company recently increased the scope, capacity and capability of its Group Sales department by making a significant investment in central revenue management capacity and capabilities and establishing a Central Revenue Management sub group. The expanded team has the explicit aim of delivering the Company’s Group Sales strategy and ensuring Group Sales strategic initiatives are executed at a local level, such as in-store visibility and consistent trade terms with the Company’s customers.

•	Additionally upon consummation of the Iglo acquisition and going forward, the following reviews and changes were implemented:

United States Securities and Exchange Commission

Division of Corporation Finance

October 26, 2015

-	The Company’s budgeting process is now on a bottom up basis but the budget, and any reforecasts, will be reviewed and approved on a consolidated basis only as this is how the Company makes its resource allocation decisions; and

-	The organizational structure was reviewed to ensure that it would facilitate a focus both on the markets the Company is targeting and its product groups.

•	As part of its review of the overall organization structure, the Company has concluded that its Managing Directors (“MDs”) are not segment managers. Specifically, its MDs are responsible for the specific geographical area in which they operate. The MDs are responsible for implementing revenue strategies only and do not have control over investment through capital expenditure, inventory management, product innovation or production processes. The Company respectfully advises the Staff that the Company does not have any financial information at a level below the consolidated level which is monitored by the Company’s CODM. For this reason, the Company can confirm that geographic regions do not meet the criteria for operating segments under IFRS 8.

The Company’s executive management team is responsible for the global execution of the CODM’s strategic initiatives across all products, market sizes, and geographic regions. Accordingly, with the Iglo acquisition, the Company formalized the one segment structure and decision making, and aligned financial and management reporting to be consistent with the focus on one frozen segment. Additionally, the completion of the acquisition of Findus in early November 2015 is not expected to change the Company’s reporting structure or segmentation as the acquisition is complementary to its current operations and the geographical regions in which it currently operates.

The integration of Iglo is ongoing and with the completion of Findus, we will continue to evaluate how the businesses will be integrated with each other and the appropriate management structure on a go-forward basis. The Company supplementally advises the Staff that it will re-evaluate its segments following significant acquisitions, disposals, or changes in executive management and reporting structures and annually in conjunction with its required goodwill impairment assessment.

In summary, the Company’s CODM operates the Company as a single component, making the operating performance assessment and resource allocation decisions for the Company on a global basis and therefore the Company believes that it operates as a single operating segment.

Consolidated Carve-out Financial Statements of Findus Sverige AB

8.	Please provide updated financial statements for Findus Sverige AB as of and for the six-months ended March 31, 2015 in accordance with the guidance in Item 8.A of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has included in the Registration Statement the interim financial statements for Findus Sverige AB as of and for the nine-months ended June 27, 2015 in accordance with the guidance in Item 8.A of Form 20-F.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 26, 2015

We hereby acknowledge on behalf of the Company that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to the Company disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues. Please direct any questions, comments or requests for further information to me at 954-768-8210 or fax at 954-754-1477.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Stéfan Descheemacker, Chief Executive Officer, Nomad Foods Limited Paul Kenyon, Chief Financial Officer, Nomad Foods Limited